                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               PRIZE ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74267L106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              RICHARD L. COVINGTON
                          125 E. JOHN CARPENTER FREEWAY
                                    SUITE 600
                               IRVING, TEXAS 75062
                                 (972) 432-1440
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - with copies to -

                                 ROBERT A. CURRY
                                CONNER & WINTERS
                           A PROFESSIONAL CORPORATION
                             3700 FIRST PLACE TOWER
                                15 E. 5TH STREET
                           TULSA, OKLAHOMA 74103-4344
                                 (918) 586-5711

                                 MARCH 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 2



-------------------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NATURAL GAS PARTNERS V, L.P. 75-2762871
-------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (a) [ ]
                                                                                                             (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)                                                                         OO
-------------------------------------------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER                                                           7,326,821
       SHARES           -------------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER                                                               -0-
   OWNED BY EACH        -------------------------------------------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER                                                      7,326,821
      PERSON            -------------------------------------------------------------------------------------------
       WITH             10    SHARED DISPOSITIVE POWER                                                          -0-
-------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         7,326,821
-------------------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
-------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                                        55.2%*
-------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                                                                 PN
-------------------------------------------------------------------------------------------------------------------

*Assumes the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock of the Company and the purchase by the Company of 1,346,482 of such shares of Common Stock.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 3


-------------------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     G.F.W. ENERGY V, L.P. 75-2762869
-------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [ ]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)                                                                          OO
-------------------------------------------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                       [ ]
-------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------------------------------------------
      NUMBER OF      7     SOLE VOTING POWER                                                              7,326,821
       SHARES        ----------------------------------------------------------------------------------------------
    BENEFICIALLY     8     SHARED VOTING POWER                                                                  -0-
   OWNED BY EACH     ----------------------------------------------------------------------------------------------
     REPORTING       9     SOLE DISPOSITIVE POWER                                                         7,326,821
      PERSON         ----------------------------------------------------------------------------------------------
       WITH          10    SHARED DISPOSITIVE POWER                                                             -0-
-------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         7,326,821
-------------------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
-------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                                        55.2%*
-------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                                                                 PN
-------------------------------------------------------------------------------------------------------------------

*Assumes the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock of the Company and the purchase by the Company of 1,346,482 of such shares of Common Stock.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 4


--------------------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GFW V, L.L.C. 75-2762867
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (a) [ ]
                                                                                                             (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)                                                                           OO
--------------------------------------------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER                                                            7,326,821
       SHARES           --------------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER                                                                -0-
    OWNED BY EACH       --------------------------------------------------------------------------------------------
     REPORTING          9  SOLE DISPOSITIVE POWER                                                          7,326,821
       PERSON           --------------------------------------------------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER                                                           -0-
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                          7,326,821
--------------------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)                          [ ]
--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                                         55.2%*
--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                                                                 PN
--------------------------------------------------------------------------------------------------------------------

*Assumes the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock of the Company and the purchase by the Company of 1,346,482 of such shares of Common Stock.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 5


-------------------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     KENNETH A. HERSH
-------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (a) [ ]
                                                                                                             (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)                                                                          OO
-------------------------------------------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
-------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7     SOLE VOTING POWER                                                               20,300
       SHARES          --------------------------------------------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER                                                          7,326,821
    OWNED BY EACH      --------------------------------------------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER                                                          20,300
       PERSON          --------------------------------------------------------------------------------------------
        WITH           10    SHARED DISPOSITIVE POWER                                                     7,326,821
-------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         7,347,121
-------------------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
-------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                                        55.4%*
-------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                                                                 IN
-------------------------------------------------------------------------------------------------------------------

Assumes the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock of the Company and the purchase by the Company of 1,346,482 of such shares of Common Stock.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 6



-------------------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DAVID R. ALBIN
-------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [ ]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)                                                                          OO
-------------------------------------------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
-------------------------------------------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER                                                                 -0-
       SHARES           -------------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER                                                         7,326,821
   OWNED BY EACH        -------------------------------------------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER                                                            -0-
      PERSON            -------------------------------------------------------------------------------------------
       WITH             10    SHARED DISPOSITIVE POWER                                                    7,326,821
-------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         7,326,821
-------------------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
-------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                                        55.2%*
-------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                                                                 IN
-------------------------------------------------------------------------------------------------------------------

Assumes the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock of the Company and the purchase by the Company of 1,346,482 of such shares of Common Stock.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 7

     This Amendment No. 1 amends the Schedule 13D originally filed on February 17, 2000 (the "Schedule 13D"), and relates to shares of common stock, par value $.01 per share ("Common Stock"), of Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3500 William D. Tate, Suite 200, Grapevine, Texas 76051. Capitalized terms used without definition in this Amendment No. 1 shall have the respective meanings ascribed to them in the
Schedule 13D. Use of the words "herein" and "hereof" are references to the
Schedule 13D, as amended by this Amendment No. 1.

ITEM 1.   SECURITY AND ISSUER

     No modification.

ITEM 2.   IDENTITY AND BACKGROUND

     No modification.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

     Hersh acquired an additional 14,600 shares of Common Stock reported herein for cash in the aggregate amount of $186,474. The source of such funds was the personal funds of Hersh.

     On March 31, 2000, a change in the percentage ownership of the Reporting Persons occurred solely as a result of the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock and the purchase by the Company of 1,346,482 of such shares of Common Stock. Therefore, no funds or consideration were expended by the Reporting Persons, except the funds expended by Hersh to acquire the 14,600 shares of Common Stock.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

     Hersh purchased the 14,600 shares of Common Stock in order to acquire an additional equity interest in the Company. Hersh acquired such securities for investment purposes.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 8


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Parts (a), (b) and (c) of Item 5 of the Schedule 13D are hereby replaced in their entirety as follows:

     (a) and (b) Each of NGP V, GFWLP and GFWLLC is the beneficial owner of 7,326,821 shares of Common Stock which represent 55.2% of the outstanding shares of Common Stock. Each such Reporting Person has the sole power to vote and dispose of such shares. Hersh and Albin constitute a majority of the managing members of the entity that serves as the ultimate general partner of NGP V and they own interests in the general partner of NGP V. Accordingly, they may be deemed to share the power to direct the vote or to direct the disposition of the shares of Common Stock owned by NGP V. Hersh and Albin disclaim beneficial ownership of these shares. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Hersh or Albin is the beneficial owner of any securities beneficially owned by NGP V. Hersh is the beneficial owner of 20,300 additional shares of Common Stock, with respect to which he has the sole power of vote and disposition.

     (c) Except for the Merger and the acquisition of shares of Common Stock therein, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days except that Hersh acquired 14,600 shares of Common Stock during the period from February 18 to March 7, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No modification.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     No modification.


                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 7, 2000              Natural Gas Partners V, L.P.
                                   By: GFW Energy V, L.P., General Partner
                                   By: GFW V, L.L.C., General Partner


                                   By: /s/ David R. Albin
                                       -----------------------------------------
                                       David R. Albin
                                       Authorized Member

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 9


Dated:  April 7, 2000                    G.F.W. Energy V, L.P.
                                         By: GFW V, L.L.C., General Partner


                                         By: /s/ David R. Albin
                                             -----------------------------------
                                             David R. Albin
                                             Authorized Member


Dated:  April 7, 2000                    GFW V, L.L.C.


                                         By: /s/ David R. Albin
                                             -----------------------------------
                                             David R. Albin
                                             Authorized Member



Dated:  April 7, 2000                    /s/ Kenneth A. Hersh
                                         ---------------------------------------
                                         Kenneth A. Hersh



Dated:  April 7, 2000                    /s/ David R. Albin
                                         ---------------------------------------
                                         David R. Albin


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).